Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

September 5, 2008

iPath Exchange Traded Notes

iPath® Dow Jones-AIG Cocoa Total Return

Sub-IndexSM ETN

¹ Investors may redeem at least 50,000 units of the iPath® Dow Jones-AIG Cocoa Total Return Sub-IndexSM ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of an equity. The iPath® Dow Jones-AIG Cocoa Total Return

Sub-IndexSM ETN offers investors cost-effective exposure to cocoa as measured by the Dow Jones-AIG Cocoa Total Return Sub-Index SM

(the “Index”). Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or at early redemption1, based on the performance of the Index, less investor fees.

NOTE DETAILS

Ticker NIB

Intraday indicative value ticker NIB.IV

Bloomberg index ticker DJAICCTR

CUSIP 06739H313

Primary exchange NYSE Arca

Yearly fee 0.75%*

Inception date 06/24/08

Maturity date 06/24/38

Index Dow Jones-AIG Cocoa Total Return

Sub-IndexSM

* The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

ISSUER DETAILS

Barclays Bank PLC long-term, unsecured obligations*

S&P rating AA

Moody’s rating Aa1

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath

ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered,

suspended or withdrawn entirely by the applicable rating agency. Any such lowering,

suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

MONTHLY INDEX RETURNS VS. S&P 500® INDEX

-30%

-20%

-10%

0%

10%

20%

30%

40%

1992 1994 1996 1998 2000 2002 2004 2006 2008

Dow Jones-AIG Cocoa Total Return Sub-Index SM S&P 500 Index

Sources: Bloomberg, Dow Jones, AIG-FP, S&P as of 06/30/08.

INDEX CORRELATIONS

Dow Jones-AIG Cocoa Total Return Sub-IndexSM 1.00

Dow Jones-AIG Commodity Index Total ReturnSM 0.38

S&P GSCI™ Total Return Index 0.27

S&P 500 Index -0.13

Lehman Brothers U.S. Aggregate Index 0.04

MSCI EAFE Index -0.03

Sources: S&P, Dow Jones and AIG Financial Products Corp., Lehman Brothers, MSCI Inc.,

Bloomberg, BGI (06/03 - 06/08), based on monthly returns.

iPath® Dow Jones-AIG Cocoa Total Return Sub-Index℠ ETN

The Dow Jones–AIG Cocoa Total Return Sub-Index℠ is a sub-index of the Dow Jones–AIG Commodity Index Total Return℠ and is intended to reflect the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index as well as the rate of interest that could be earned on cash collateral invested in specified Treasury BillsY The Dow Jones–AIG Cocoa Total Return Sub-Index℠ is a single-commodity sub-index currently consisting of one futures contract on the commodity of cocoa, which is included in the Dow Jones–AIG Commodity Index Total Return℠Y

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 6/30/08)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED*
Dow Jones-AIG Cocoa Total Return Sub-Index℠	49.26	23.92	10.77	30.67
Dow Jones-AIG Commodity Index Total Return℠	41.56	19.84	18.60	14.59
S&P GSCI™ Total Return Index	75.98	19.74	21.30	21.00
S&P 500 Index	-13.12	4.41	7.58	9.46
Lehman Brothers U.S. Aggregate Index	7.12	4.09	3.86	3.57
MSCI EAFE Index	-10.61	12.84	16.67	11.47

* Based on monthly returns for 06/03 - 06/08. Sources: S&P, Dow Jones, AIG-FP, Lehman Brothers, MSCI Inc., Bloomberg, BGI.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. ("BGINA"), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. ("BCI") are affiliates of Barclays Bank PLC.

iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or "spot" prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

In addition to factors affecting commodities generally, index components composed of futures contracts on industrial metals or energy-related commodities may be subject to additional factors specific to industrial metals or energy-related commodities that might cause price volatility. These may include changes in the level of industrial or commercial activity using industrial metals or with high levels of energy demand; the availability and price of substitutes such as man-made or synthetic substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; variations in production costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components composed of futures contracts on agricultural products may be subject to additional factors specific to agricultural products that might cause price volatility. These may include weather conditions, including floods, drought and freezing conditions; pestilence; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries. Index components composed of futures contracts on precious metals may be subject to additional factors specific to precious metals that might cause price volatility. These may include disruptions in the supply chain, variations in production costs, costs associated with regulatory compliance, including environmental regulations, changes in industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing rates, currency exchange rates, the level of economic growth and inflation and the degree to which consumers, governments, corporate and financial institutions hold physical gold or silver as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

"Dow Jones®", "AIG®", "Dow Jones-AIG Commodity Index℠", "DJ-AIGCI℠", "Dow Jones-AIG Commodity Index Total Return℠", "Dow Jones-AIG Agriculture Total Return Sub-Index℠", "Dow Jones-AIG Aluminum Total Return Sub-Index℠", "Dow Jones-AIG Cocoa Total Return Sub-Index℠", "Dow Jones-AIG Coffee Total Return Sub-Index℠", "Dow Jones-AIG Copper Total Return Sub-Index℠", "Dow Jones-AIG Cotton Total Return Sub-Index℠", "Dow Jones-AIG Energy Total Return Sub-Index℠", "Dow Jones-AIG Grains Total Return Sub-Index℠", "Dow Jones-AIG Industrial Metals Total Return Sub-Index℠", "Dow Jones-AIG Lead Total Return Sub-Index℠", "Dow Jones-AIG Livestock Total Return Sub-Index℠", "Dow Jones-AIG Natural Gas Total Return Sub-Index℠", "Dow Jones-AIG Nickel Total Return Sub-Index℠", "Dow Jones-AIG Platinum Total Return Sub-Index℠", "Dow Jones-AIG Precious Metals Total Return Sub-Index℠", "Dow Jones-AIG Softs Total Return Sub-Index℠", "Dow Jones-AIG Sugar Total Return Sub-Index℠", and "Dow Jones-AIG Tin Total Return Sub-Index℠" are registered trademarks or servicemarks of Dow Jones & Company, Inc. ("Dow Jones"), and American International Group, Inc. ("AIG"), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones-AIG Commodity Index Total Return℠ are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp. ("AIG-FP"), AIG, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG-FP, AIG, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in such Securities.

©2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 7261-iP-0608

Not FDIC Insured • No Bank Guarantee • May Lose Value

BCY M-031-08008

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